Exhibit 1.01

ITEM 1.02

Exhibit 1.01 Conflict Minerals Report.

I.                                        Introduction

HD Supply Holdings, Inc. and HD Supply, Inc. (collectively with their direct and indirect wholly-owned subsidiaries, “HD Supply” or the “Company”) comprise one of the largest industrial distributors in North America. We specialize in three distinct market sectors: Maintenance, Repair & Operations; Infrastructure; and Specialty Construction. We operate through approximately 550 locations across 48 U.S. states and six Canadian provinces. We have approximately 14,000 associates delivering localized, customer-driven services, including jobsite delivery, will call or direct-ship options, diversified logistics and other innovative solutions. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our range of end-to-end product lines and services include approximately 850,000 stock-keeping units (SKUs) of name-brand and proprietary-brand products as well as value-add services.

The Company does not directly manufacture products but “contracts to manufacture” based on its suppliers’ branded and generic products containing metallic forms of gold, tin, tungsten and tantalum (or “3TGs”).  The efforts described herein were undertaken on the exclusive and/or privately-branded products which we sourced directly or were otherwise specifically manufactured for the Company during calendar year 2015.

Certain HD Supply products contain materials or components that use metallic forms of tin, tantalum, tungsten and/or gold.  Generally speaking, the amount of information available globally on the traceability and sourcing of these ores is limited at this time.  The Company has taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain; however, due to the depth of the supply chain, the Company is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores.  The Company relies on its suppliers to provide information on the origin of any conflict minerals contained in components and materials supplied to us.

II.                                   Reasonable Country of Origin Inquiry (RCOI)

Direct suppliers were asked to provide answers to the Supply Chain Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Minerals Common Reporting Template (CMRT) reflecting HD Supply’s position on the supply chain.  The CMRT was developed by several of the world’s leading consumer electronics companies and is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

The Company reviewed the questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed.

As such, the Company believes the RCOI process followed was reasonably designed and performed in good faith.  However, there are inherent limitations in the information provided by third parties including but not limited to potential inaccuracies, incompleteness or falsified information despite the Company’s efforts to validate and confirm the information.

III.                              Design of Due Diligence Framework

The Company designed its due diligence framework to conform in all material respects with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

IV.                               Due Diligence Measures Performed by Company

Due diligence measures performed included, but were not limited to, the following:

•                  Communications of the Company’s policy on Conflict Minerals to direct suppliers.

•                  Utilization of a third party service to compare smelters and refiners identified by suppliers to the Conflict-Free Smelter Program (“CFSP”) lists of validated conflict free and verified facilities and the U.S. Department of Commerce’s “Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities”  (http://www.ita.doc.gov/td/forestprod/DOC-ConflictMineralReport.pdf).

•                  Development of a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.

•                  Supported the development and implementation of independent third party audits of smelter/refiner’s sourcing through the Company’s policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.  Additionally, the Company renewed its membership in the EICC’s Conflict-Free Sourcing Initiative (“CFSI”), which directly supports and implements third party audits of smelters/refiners.

V.                                    Product Determination

Since the Company received inconclusive data from our direct suppliers, the Company is unable to make a definitive determination about the source of the tin, tungsten, tantalum or gold in its products.  However, the Company received no information from the direct suppliers that did respond indicating that the tin, tantalum, tungsten or gold originated in the Covered Countries or came from recycled or scrap sources.

The Company identified the following smelters/refiners that have achieved a conflict-free designation by the CFSI or third party audit program which CFSI has acknowledged as acceptable or are actively in the process of obtaining such designation.  Alternatively, the Company may have independently obtained country of origin information for the smelters/refiners listed below.

CFSI/LBMA audited smelters/refiners

Alpha	TIN
China Tin Group Co., Ltd.	TIN
Cooperativa Metalurgica de Rondônia Ltda.	TIN
CV United Smelting	TIN
EM Vinto	TIN
Fenix Metals	TIN
Malaysia Smelting Corporation (MSC)	TIN
Mineração Taboca S.A.	TIN
Minsur	TIN
Mitsubishi Materials Corporation	TIN
Operaciones Metalurgical S.A.	TIN
PT Belitung Industri Sejahtera	TIN
PT Bukit Timah	TIN
PT Mitra Stania Prima	TIN
PT Timah (Persero) Tbk Mentok	TIN
PT Tinindo Inter Nusa	TIN
Rui Da Hung	TIN
Soft Metais Ltda.	TIN
Thaisarco	TIN
White Solder Metalurgia e Mineração Ltda.	TIN
Yunnan Tin Group (Holding) Company Limited	TIN
Global Tungsten & Powders Corp.	TUNGSTEN
Mitsubishi Materials Corporation	GOLD
Mineração Taboca S.A.	TANTALUM

Verified but not audited smelters

Huichang Jinshunda Tin Co. Ltd	TIN
Golden Egret Special Alloy Co. Ltd	TUNGSTEN

Countries of origin identified are believed to be:  Argentina, Angola, Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, DRC- Congo (Kinshasa), Ethiopia, Germany, Hong Kong, India, Indonesia, Japan, Jersey, Malaysia, Mexico, Morocco, Myanmar, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russia, Rwanda, Spain, Switzerland, Taiwan, Thailand and the United States.  Covered Countries were identified for audited smelters/refiners only.

VI.                               Product Description

The products subject to this disclosure are fasteners (including but not limited to bolts, screws and hooks), plumbing products (including but not limited to valves and motors) and hardware (including but not limited to washers, brackets and screws).

VII.                          Steps to Improve Due Diligence

The Company will continue to communicate its expectations and information requirements to direct suppliers.  The Company will continue to make inquiries to direct suppliers and undertake additional fact and risk assessments if there are relevant changes in facts or circumstances.  If the Company becomes aware of a supplier whose due diligence needs improvement, we will communicate the need and expect the supplier to improve its performance. HD Supply also expects its suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VIII.                     Independent Private Sector Audit (IPSA)

Not required for calendar year 2015.